SCHEDULE A
to the Investment Advisory Agreement

(as amended on January 1, 2018, to reflect a reduction in the fee rate)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Wasmer Schroeder High Yield Municipal Fund	0.50%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	WASMER, SCHROEDER & COMPANY, LLC.

By: /s/ Douglas G. Hess	By: /s/ Jason D. Diefenthaler
Name: Douglas G. Hess	Name: Jason D. Diefenthaler
Title: President	Title: Senior Vice President